EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	2010	2009	2008	2007	2006
	(Dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$22,677	$(43,894)	$(57,301)	$(117,938)	$17,198
Add:
Fixed charges	46,150	66,676	55,528	63,381	66,657
Amortization of capitalized interest	98	92	133	562	502
Distributed income of equity investees	603	700	721	1,485	1,590
Less:
Capitalized interest	1,009	1,607	1,761	2,271	1,136

Total Earnings	$68,519	$21,967	$(2,680)	$(54,781)	$84,811

Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$45,577	$65,525	$54,577	$61,961	$65,563
Estimate of the interest within rental expense	573	1,151	951	1,420	1,094

Total Fixed Charges	$46,150	$66,676	$55,528	$63,381	$66,657

Preference security dividend requirements	2,154	767	930	1,222	1,445

Total Combined Fixed Charges & Preference Dividends	$48,304	$67,443	$56,458	$64,603	$68,102

Ratio of Earnings to Fixed Charges	1.48	—	—	—	1.27

Ratio of Earnings to Combined Fixed Charges & Preference Dividends	1.42	—	—	—	1.25

Total earnings were insufficient to cover the fixed charges by $44.7 million, $58.2 million and $118.2 million and were insufficient to cover the combined fixed charges by $45.5 million, $59.1 million and $119.4 million, for the years ended December 31, 2009, 2008 and 2007, respectively. Accordingly, such ratios are not presented.
Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $2.3 million, $3.4 million, $5.8 million, $7.0 million, and $5.6 million in the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.